Exhibit 99.56

[Sandstorm Gold Logo]

For Immediate Release:

SANDSTORM GOLD ANNOUNCES 48 METRES OF 3.29 G/T

AT LUNA GOLD’S AURIZONA MINE

Vancouver, British Columbia, June 6, 2011 — Sandstorm Gold Ltd. (“Sandstorm”) (TSX-V: SSL) is pleased to announce that drilling from the Aurizona Mine, owned and operated by Luna Gold Corp. (“Luna”) (TSX-V: LGC) has reported positive assay results from six new holes. Significant mineralized intercepts are:

•	48.00 metres @ 3.29 grams/tonne Au including 12.00 metres @ 7.93 grams/tonne Au and 1.00 metre @ 9.84 grams/tonne Au in BRAZD299
•	11.00 metres @ 15.48 grams/tonne Au including 0.50 metres @ 20.60 grams/tonne Au and 0.50 metres @ 282.00 grams/tonne Au in BRAZD294
•	56.00 metres @ 1.92 grams/tonne Au including 15.00 metres @ 3.22 grams/tonne Au and 3.00 metres @ 6.81 grams/tonne Au in BRAZD296

“The continuation of positive drill results from Aurizona is another step in Luna expanding their reserves and resources adjacent to the current Piaba pit,” said Sandstorm President & CEO Nolan Watson. “Luna has completed less than half of its planned drilling and we are very excited with the results thus far.”

Of the current 20,000 meter drill program, which commenced in August 2010, assays from 31 holes totaling 8,432 meters have been received by Luna and samples from 18 additional holes are currently at the assay lab. Drilling is currently focused on infilling over the 3 kilometer strike length of the Piaba deposit to increase measured and indicated resources.

In accordance with Sandstorm’s gold purchase agreement with Luna, Sandstorm is entitled to purchase 17% of the life of mine gold produced from the Aurizona Mine at a per ounce price equal to the lesser of US$400 and the then prevailing market price.

For more information visit the Luna website at www.lunagold.com. Significant mineralized intercepts are tabulated below.

tel 604.628.1165
1050 - 625 Howe Street,	TSX.V: SSL
Vancouver, BC V6C 2T6 Canada	SANDSTORMGOLD.COM

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SECTION	HOLE ID	AZI	DIP	START DEPTH (M)	END DEPTH (M)	FROM (M)	TO (M)	INT (M)	AU (G/T) UNCAPPED
500W	BRAZD303	168	-50	100.00	299.45	208.00	214.00	6.00	1.94
						223.00	242.00	19.00	1.10
					INCLUDING	229.00	230.00	1.00	5.48
700W	BRAZD302	168	-53	100.00	290.35	172.00	194.00	22.00	2.20
					INCLUDING	181.00	181.50	0.50	56.50
						198.00	207.00	9.00	1.67
						210.00	220.00	10.00	0.89
800W	BRAZD299	168	-74	100.00	396.60	295.00	343.00	48.00	3.29
					INCLUDING	313.00	325.00	12.00	7.93
					AND	337.00	338.00	1.00	9.84
1000W	BRAZD294	168	-71	100.00	352.45	217.00	228.00	11.00	15.48
					INCLUDING	218.00	218.50	0.50	20.60
					AND	227.00	227.50	0.50	282.00
						232.00	252.00	20.00	1.25
1100W	BRAZD305	168	-50	0.00	230.35	94.00	114.00	20.00	1.65
						117.00	138.00	21.00	1.85
						170.00	171.50	1.50	40.83
1400W	BRAZD296	168	-74	0.00	249.80	166.00	222.00	56.00	1.92
					INCLUDING	168.00	183.00	15.00	3.22
					AND	197.00	200.00	3.00	6.81
						219.00	220.00	1.00	8.06

Mineralized drill intercepts from the ongoing Aurizona resource drill program. Intervals are calculated as composites using a 0.30 gram/tonne Au cut-off and maximum 2 meter internal waste. True widths to be established.

Titus Haggan Ph.D., EurGeol Certified Professional Geologist #746, Luna’s VP Exploration is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the exploration program and has supervised the preparation of and reviewed the technical disclosure in this press release. Non-Qualified Persons currently work on Luna’s exploration programs under the guidance of Titus Haggan. Dr Haggan takes responsibility for work, information and advice generated by non-Qualified Persons and has taken the steps required to ensure that the work, information and advice is sound.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a growth focused resource based company that seeks to complete gold purchase agreements with companies that have advanced stage development projects or operating mines. A gold purchase agreement involves Sandstorm making an upfront cash payment to its partners and in exchange, Sandstorm receives the right to purchase a percentage of the gold produced for the life of the mine, at a fixed price per ounce. Sandstorm helps other companies in the resource industry grow their business, while acquiring attractive assets in the process.

tel 604.628.1165
1050 - 625 Howe Street,	TSX.V: SSL
Vancouver, BC V6C 2T6 Canada	SANDSTORMGOLD.COM

[Sandstorm Gold Logo]

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold purchase agreements with Luna Gold Corp., SilverCrest Mines Inc., Santa Fe Gold Corp., Rambler Metals and Mining plc, Brigus Gold Corp. and Metanor Resources Inc. For more information visit: http://www.sandstormgold.com.

Cautionary Note Regarding Forward-Looking Information

Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by the forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2010. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Sandstorm does not undertake to update any forward-looking information that is contained or incorporated by reference herein, except in accordance with applicable securities laws. Sandstorm does not provide any representation as to its comparability with other companies in its industry including, but not limited to, Silver Wheaton Corp., Royal Gold, Inc., and Franco-Nevada Corporation.

Contact Information:

Investor Relations Contact

Denver Harris

(604) 689-0234

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

tel 604.628.1165
1050 - 625 Howe Street,	TSX.V: SSL
Vancouver, BC V6C 2T6 Canada	SANDSTORMGOLD.COM